

17018601

[COM]MISSION

Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53604 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage Services, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1945 Stewart Street
(No. and Street)

Oceanside (City) CA (State) 92054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Helmle 760 231 8448
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson
(Name – *if individual, state last, first, middle name*)

18425 Blvd. #606 (Address) Tarzana (City) CA (State) 9135[6] (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 19 2017
16 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Joshua Helmle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

CEO
Title

see attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# California All-Purpose Certificate of Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

**State of California**

**County of** San Diego s.s.

On February 28, 2017 before me, Michael Hans Weston,

personally appeared Joshua Nathan Helmle

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


MICHAEL HANS WESTON
COMM. #2140098
Notary Public - California
San Diego County
My Comm. Expires Jan. 14, 2020
NR01
NR01

*OPTIONAL INFORMATION*

## Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of ____________

____________

containing _____ pages, and dated ____________.

The signer(s) capacity or authority is/are as:

- Individual(s)
- Attorney-in-fact
- Corporate Officer(s) ____________

____________

- Guardian/Conservator
- Partner - Limited/General
- Trustee(s)
- Other: ____________

representing: ____________

____________

**Method of Signer Identification**

Proved to me on the basis of satisfactory evidence:

form(s) of identification credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ____________

Other

Additional Signer Signer(s) Thumbprints(s)

____________

INTEGRITY BROKERAGE SERVICES, INC.

Table of Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Integrity Brokerage Services, Inc.
Oceanside, California

I have audited the accompanying statement of financial condition of Integrity Brokerage Services, Inc. as of December 31, 2016 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Integrity Brokerage Services, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Brokerage Services, Inc. as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Integrity Brokerage Services, Inc.'s financial statements. The supplemental information is the responsibility of Integrity Brokerage Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2017

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Financial Condition
December 31, 2016

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 150,085 |
| Receivable from clearing organization | 53,944 |
| Fixed Assets at cost less accumulated deprec $63,289 | 20,788 |
| Other assets | 389 |
| Total assets | $ 225,206 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilites: | |
| Commissions payable | $ 27,317 |
| Total liabilities | 27,317 |
| Stockholders' equity: | |
| Common stock, no par value, 100,000 shares authorized; issued and outstanding | 79,854 |
| Retained earnings | 118,035 |
| Total stockholders' equity | 197,889 |
| Total liabilities and stockholders' equity | $ 225,206 |

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Income
For the year ended December 31, 2016

| | |
|---|---|
| REVENUE: | |
| Commissions | $ 794,992 |
| Rebates | $ 76,900 |
| Interest Income | $ 14 |
| Total revenue | 871,892 |
| EXPENSES: | |
| Clearing charges | 176,798 |
| Commission expense | 360,266 |
| Payroll | 78,342 |
| Professional fees | 12,703 |
| Office Expense | 25,568 |
| Travel, meals and entertainment | 3,811 |
| Other operating expenses | 66,253 |
| Total expenses | 723,741 |
| NET INCOME BEFORE PROVISION FOR INCOME TAXES | $ 148,151 |
| PROVISION FOR INCOME TAXES (Note 1) | |
| Income tax expense | 800 |
| NET INCOME | $ 147,351 |

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Stockholders' Equity
For the year ended December 31, 2016

| | Common Stock | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|
| Beginning balance January 1, 2016 | $ 79,854 | $ 55,239 | $135,093 |
| Net Income | | 147,351 | 147,351 |
| Withdrawals | | (84,555) | (84,555) |
| Ending balance December 31, 2016 | $ 79,854 | $ 118,035 | $ 197,889 |

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2016

| | |
|---|---|
| Receivable from clearing organization | (30,341) |
| Other assets | 1,643 |
| Increase (decrease) in: | |
| Accounts payable | (1,239) |
| Payroll and payroll taxes payable | (14,055) |
| Commissions payable | 16,174 |
| Total adjustments | (13,816) |
| Net cash provided by operating activities | 133,535 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Withdrawals | (84,555) |
| Net cash used in financing activities | (84,555) |
| Increase in cash | 48,980 |
| Cash - beginning of year | 101,105 |
| Cash - end of year | $ 150,085 |
| Supplemental disclosure of cash flow information | |
| Interest | $0 |
| Income taxes | $800 |

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE SERVICES, INC.

Notes to Financial Statements
December 31, 2016

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Integrity Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Fixed Assets

Property and equipment are state at cost. Depreciation on furniture and computers is computed using the double declining balance method and useful lives ranging from three to seven years. Depreciation on office construction is computed using the straightline method and a useful life of 39 years.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal income taxes has been included in the financial statements. Income tax expense for 2016 was $800.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Deposits in clearing accounts total $150,018. The Company has an agreement with COR Clearing LLC to clear and maintain customer accounts for the Company. This amount is included in cash and cash equivalents.

General

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2016

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 17, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2013, 2014 and 2015.

INTEGRITY BROKERAGE SERVICES, INC.

Notes to Financial Statements
December 31, 2016

Note 2: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the Instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Management estimates that 100% of the revenues were generated in the State of California.

Note 3: NET FIXED ASSETS

| | |
|---|---|
| Office Construction | $53,143 |
| Office Equipment | $30,934 |
| Accumulated Depreciation | (63,289) |
| Net Office Equipment | $20,788 |

Depreciation expense at December 31, 2016 was $14,002.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $176,712 of which $171,712 was in excess of its required minimum net capital. The Company's aggregate indebtedness $27,317 to net capital was 0.15 at December 31, 2016, which is less than the 15:1 limit.

INTEGRITY BROKERAGE SERVICES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

| | Focus 12/31/16 | Audit 12/31/16 | Change |
|---|---|---|---|
| Stockholders' equity, December 31, 2016 | $ 201,764 | $ 197,889 | $ (3,875) |
| Subtract - Non allowable assets: | | | |
| Fixed Assets | 20,788 | 20,788 | - |
| Other assets | 389 | 389 | - |
| Tentative net capital | 180,587 | 176,712 | (3,875) |
| Haircuts: | 0 | 0 | - |
| | 180,587 | 176,712 | (3,875) |
| Minimum net capital | $ 5,000 | $ 5,000 | - |
| | $175,587 | $171,712 | $ - |
| Aggregate indebtedness | 23,442 | 27,317 | 3,875 |
| Ratio of aggregate indebtedness to net capital | 0.13 | 0.15 | |

The differerences between audit and focus at 12/31/16
was additional accurals

INTEGRITY BROKERAGE SERVICES, INC.

December 31, 2016

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

# Assertions Regarding Exemption Provisions

We, as directors of management of Integrity Brokerage Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Integrity Brokerage Services, Inc.

By:



(Name and Title) CEO

2/17/17

(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Directors
Integrity Brokerage Services, Inc.
Oceanside, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Brokerage Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integrity Brokerage Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Integrity Brokerage Services, Inc., stated that Integrity Brokerage Services, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Integrity Brokerage Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Brokerage Services, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2017